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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 2)*

                           NUMED HOME HEALTH CARE, INC.
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                                 (Name of Issuer)

                                   Common Stock
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                          (Title of Class of Securities)

                                    67052T201
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                                  (CUSIP Number)

                 Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                  March 31, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 67052T201
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                485,000
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     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
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         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               485,000
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        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     485,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.9%
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14   TYPE OF REPORTING PERSON*
     OO
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
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CUSIP No. 67052T201

     This Amendment No. 2 to Schedule 13D Statement is filed on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), for the purpose of reporting certain acquisitions by the Fund of shares of common stock, par value $0.001 per share (the "Shares"), of NuMed Home Health Care, Inc., a Nevada corporation ("NuMed").


Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 is amended and supplemented as follows:

     The Shares reported herein as having been acquired by the Fund were acquired for the aggregate purchase price of approximately $140,000. The Fund purchased such Shares with its working capital.

Item 4.   Purpose of Transaction.

     Item 4 is amended and supplemented as follows:

     The Fund has requested the right to inspect NuMed's stockholder list in order to communicate with the stockholders of NuMed concerning corporate affairs relating to the Fund's and such stockholders' mutual interests as stockholders.

Item 5.   Interest in Securities of the Issuer.

     Item 5 is amended and supplemented as follows:

     (a) According to the most recently available filing with the Securities and Exchange Commission by NuMed, there are 4,913,916 Shares outstanding.

     The Fund beneficially owns 485,000 Shares, or approximately 9.9% of the outstanding Shares. Because Mr. Osborne is sole manager of the Fund, Mr. Osborne may be deemed to beneficially own such Shares.

     (b) Mr. Osborne, as sole manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the 485,000 Shares owned by the Fund.

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CUSIP No. 67052T201

     (c) During the past 60 days, the Fund purchased 95,000 Shares in the following open market transactions:

                                                  Per Share Price
     Date              Number of Shares       (Excluding Commissions)
 --------------        ----------------       -----------------------
 March 11, 1997              34,500                    $1.50
 March 12, 1997              10,500                    $1.50
 March 31, 1997               5,000                    $1.25
 April 1, 1997               45,000                    $1.39

     (d)  Not Applicable.

     (e)  Not Applicable.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 8, 1997                    TURKEY VULTURE FUND XIII, LTD.


                                        By: /s/ Richard M. Osborne
                                           ---------------------------
                                           Richard M. Osborne, Manager